SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 24)

                           GOLDEN STATE BANCORP INC.
                    ------- -----------------------------
                               (Name of issuer)

                    Common Stock, par value $1.00 per share
             ------ ---------------------------------------------
                        (Title of class of securities)

                                  381197 10 2
                                (CUSIP number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600
  ------------------------------ -------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 May 21, 2002
                         (Date of event which requires
                           filing of this statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

                               Page 1 of 9 Pages
                            Exhibit Index on Page 9

 ------------------------------------------------------------------------------
 CUSIP No. 381197 10 2                13D               Page   2   of  9  Pages
           -----------                                       -----   ----
 ------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Mafco Holdings Inc.
 ------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
 ------------------------------------------------------------------------------
 3       SEC USE ONLY
 ------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC
 ------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
 ------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 ------------------------------------------------------------------------------
        NUMBER OF        7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
        REPORTING
         PERSON                   42,949,525
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                  0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                  42,949,525
 ------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,949,525
 ------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                  [ ]
 ------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.6%
 ------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
 CUSIP No. 381197 10 2                13D               Page   3   of  9  Pages
           -----------                                       -----   ----
 ------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         GSB Investments Corp.
 -----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]
 -----------------------------------------------------------------------------
 3       SEC USE ONLY
 -----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC
 -----------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
 -----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 ------------------------------------------------------------------------------
        NUMBER OF         7          SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    0
         OWNED BY         -----------------------------------------------------
           EACH           8          SHARED VOTING POWER
        REPORTING
          PERSON                       42,949,525
           WITH           -----------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                       0
                          -----------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                       42,949,525

                          ----------------------------------------------------



 ------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,949,525
 ------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                  [ ]
 ------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.6%
 ------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
 ------------------------------------------------------------------------------

         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000, Amendment No. 10 thereto dated December 29, 2000, Amendment No. 11 thereto dated January 3, 2001, Amendment No. 12 thereto dated March 9, 2001, Amendment No. 13 thereto dated September 28, 2001, Amendment No. 14 thereto dated October 26, 2001, Amendment No. 15 thereto dated November 19, 2001, Amendment No. 16 thereto dated November 29, 2001, Amendment No. 17 thereto dated December 21, 2001, Amendment No. 18 thereto dated December 28, 2001, Amendment No. 19 thereto dated January 25, 2002, Amendment No. 20 thereto dated February 19, 2002, Amendment No. 21 thereto dated March 4, 2002, Amendment No. 22 thereto dated March 19, 2002 and Amendment No. 23 thereto dated April 30, 2002 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share, of Golden State Bancorp Inc. (the "Common Stock"), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 4.  Purpose of Transaction.
         ----------------------

         The following is added to the response to Item 4:

         On May 21, 2002, the Company, Citigroup Inc., a Delaware corporation ("Citigroup"), and Mercury Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Citigroup ("Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, the Company will be merged with and into Merger Subsidiary, with Merger Subsidiary being the surviving corporation of such merger (the "Merger"), and as a result of the Merger, the Company will become a wholly-owned subsidiary of Citigroup. Upon consummation of the Merger, Citigroup will pay approximately $16.40 in cash and .5324 shares of common stock, par value $0.01 per share, of Citigroup (the "Citigroup Common Stock") for each share of Common Stock. The Company's stockholders will be entitled to elect to receive such merger consideration in Citigroup Common Stock or cash, subject to certain limitations.

         A copy of the Merger Agreement is attached hereto as Exhibit 60. The description of the Merger Agreement contained in this Amendment is qualified in its entirety by reference to the Merger Agreement.

         On May 21, 2002, the Company, Citigroup, Mafco Holdings, Investments Corp., MacAndrews & Forbes Holdings Inc. ("MacAndrews"), Hunter's Glen and Gerald J. Ford ("Ford" and together with Mafco Holdings, Investments Corp., MacAndrews and Hunter's Glen, the "Securityholders") entered into a Securityholders Agreement (the "Securityholders Agreement") pursuant to which, among other things, the Securityholders agreed to vote their shares of Common Stock in favor of the Merger, the adoption of the Merger Agreement and the Securityholders Agreement and against any alternative transaction or any action or agreement reasonably likely to impede, frustrate, prevent or nullify the Merger, the Securityholders Agreement or the Merger Agreement. The Securityholders have also given Citigroup an irrevocable proxy to vote their shares of Common Stock in favor of the Merger and against any alternative transaction. The foregoing provisions of the Securityholders Agreement do not apply to shares of Common Stock beneficially owned by a Securityholder, but with respect to which such Securityholder does not have the power to vote, including the shares of Common Stock beneficially owned by Mafco Holdings and Investments Corp. that are subject to the forward sale arrangements as disclosed in previous amendments to this Schedule 13D for so long as such arrangements remain in place.


         The Securityholders Agreement also provides for (i) the termination of the Registration Rights Agreement, dated as of September 11, 1998, by and among the Company and certain of the Securityholders, (ii) the termination of the Agreement for Provision of Services, dated as of January 1, 1999, between Mafco Holdings and the Company, and (iii) certain amendments to the Agreement and Plan of Reorganization, dated as of February 4, 1998, by and among the Company, First Nationwide Holdings Inc., and certain of the Securityholders (the "1998 Merger Agreement").

         As part of the Securityholders Agreement, the amendments to the 1998 Merger Agreement include the assumption by Citigroup of all of the Company's obligations to make and receive payments to and from Investments Corp. and Hunter's Glen, in respect of the Company's receipt of litigation proceeds and utilization of tax benefits, and for all such payments, when made in stock, to be made in shares of Citigroup Common Stock rather than Common Stock. The amendments to the 1998 Merger Agreement also include (i) the amendment of certain rights of Investments Corp. and Hunter's Glen to receive payments pursuant to the 1998 Merger Agreement in respect of litigation proceeds, (ii) the settlement and amendment of certain rights of Investments Corp. and Hunter's Glen to receive payments pursuant to the 1998 Merger Agreement in respect of tax benefits, (iii) provisions obligating the Securityholders to indemnify Citigroup for damages resulting from the disallowance of tax benefits and certain other tax liabilities, and (iv) provisions establishing an escrow fund for the purpose of fulfilling certain of the Securityholders' obligations to repay and indemnify Citigroup.

         Additionally, the Securityholders Agreement provides for Citigroup, Investments Corp. and Hunter's Glen to enter into a registration rights agreement, in the form attached as Exhibit A to the Securityholders Agreement, obligating Citigroup, upon a request by Investments Corp. or Hunter's Glen, to file up to three registration statements providing for the sale by Investments Corp. or Hunter's Glen of shares of Citigroup Common Stock received by Investments Corp. or Hunter's Glen pursuant to the 1998 Merger Agreement, as amended by the Securityholders Agreement.

         A copy of the Securityholders Agreement is attached here as Exhibit
61. The description of the Securityholders Agreement contained in this Amendment is qualified in its entirety by reference to the Securityholders Agreement.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The following is added to the response to Item 5:

(a) - (b) As of April 30, 2002, based upon the Company's quarterly report on Form 10-Q for the first quarter 2002, there were 136,009,183 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on
Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D, (iii) the terms of the SAILS Agreement and the Pledge Agreement each dated March 8, 2001 with respect to 1,695,200 shares of Common Stock as reported in Amendment No. 12 to this Statement on Schedule 13D, (iv) the terms of the SAILS Agreement and the Pledge Agreement each dated September 28, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 13 to this Statement on Schedule 13D, (v) the terms of the SAILS Agreement and the Pledge Agreement each dated October 24, 2001 with respect to 2,000,000 shares of Common Stock as reported in Amendment No. 14 to this Statement on Schedule 13D, (vi) the terms of the SAILS Agreement and the Pledge Agreement each dated November 16, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 15 to this Statement on Schedule 13D, (vii) the terms of the Stock Purchase Agreement and the Pledge Agreement each dated November 14, 2001, and the Pre-Pricing Acknowledgment dated November 14, 2001 and Pricing Schedule dated November 16, 2001 thereunder with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 16 to this Statement on Schedule 13D, (viii) the terms of the SAILS Agreement and Pledge Agreement each dated December 19, 2001 with respect to 912,500 shares of Common Stock as reported in Amendment No. 17 to this Statement on Schedule 13D,(ix) the terms of the SAILS Agreement and Pledge Agreement each dated December 28, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 18 to this Statement on Schedule 13D, (x) the terms of the SAILS Agreement and Pledge Agreement each dated January 29, 2002 with respect to 1,585,000 shares of Common Stock and the terms of the SAILS Agreement and Pledge Agreement each dated January 31, 2002 with respect to 415,000 shares of Common Stock, each as reported in Amendment No. 19 to this Statement on Schedule 13D, (xi) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 12, 2002 with respect to 2,000,000 shares of Common Stock as reported in Amendment No. 20 to this Statement on Schedule 13D, (xii) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 27, 2002 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 21 to this Statement on Schedule 13D, (xiii) the terms of the SAILS Agreement and Pledge Agreement each dated March 13, 2002 with respect to 1,168,224 shares of Common Stock as reported in Amendment No. 22 to this Statement on Schedule 13D, (xiv) the terms of the SAILS Agreement and Pledge Agreement each dated April 19, 2002 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 23 to this Statement on Schedule 13D and (xv) the terms of the Securityholders Agreement dated May 21, 2002 with respect to the 42,949,525 shares of Common Stock as reported in Amendment No. 24 to this Statement on
Schedule 13D, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,868,801 shares of Common Stock, representing 31.6% of the Common Stock outstanding.

(c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the response contained in Item 4 of this Amendment.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Item 7 is hereby amended to add the following at the end thereof:

                  Exhibit 60. Agreement and Plan of Merger by, dated as of May 21, 2002, by and among Golden State Bancorp Inc., Citigroup Inc. and
                                    Mercury Merger Sub Inc.

                  Exhibit 61. Securityholders Agreement by and among Citigroup Inc., Golden State Bancorp Inc., Mafco Holdings Inc., GSB Investments Inc., MacAndrews & Forbes Holdings Inc.,
                                    Hunter's Glen/Ford, Ltd. and Gerald J. Ford


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 30, 2002

                                       MAFCO HOLDINGS INC.




                                       By: /s/ Glenn P. Dickes
                                          ------------------------------------
                                           Glenn P. Dickes
                                           Senior Vice President



                                       GSB INVESTMENTS CORP.




                                       By: /s/ Glenn P. Dickes
                                          ------------------------------------
                                           Glenn P. Dickes
                                           Senior Vice President

                                 EXHIBIT INDEX


Exhibit

Exhibit 60. Agreement and Plan of Merger by, dated as of May 21, 2002, by and among Golden State Bancorp Inc., Citigroup Inc. and Mercury Merger Sub Inc.

Exhibit 61. Securityholders Agreement by and among Citigroup Inc., Golden State Bancorp Inc., Mafco Holdings Inc., GSB Investments Inc., MacAndrews & Forbes Holdings Inc., Hunter's Glen/Ford, Ltd. and Gerald
                           J. Ford